

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

Stephen Dewingaerde
Director and President
Rockford Minerals Inc.
369 Shuter Street
Toronto, Ontario, Canada MSA 1X2

> **Re: Rockford Minerals Inc.**
> **Registration Statement on Form 10**
> **Filed October 15, 2010**
> **File No. 1-34911**

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

General

1.   Provide complete responses and, where disclosure has changed, indicate precisely
        where in the marked version of the amendment you file we will find your responsive
        changes. Similarly, to minimize the likelihood that we will reissue comments, please
        make corresponding changes where applicable throughout your document. For
        example, we might comment on one section or example, but our silence on similar or
        related disclosure elsewhere in the document does not relieve you of the need to make
        appropriate revisions elsewhere as appropriate.

2.   Your Form 10 indicates that you are registering your common stock under Section
        12(b) so that it can be listed on a national securities exchange. However, the Over-
        the-Counter Bulletin Board is not a national securities exchange. Consequently, it
        appears that you are voluntarily registering a class of securities under Section 12(g).
        Please make the appropriate changes to your cover page.

3.   You tagged the filing for EDGAR purposes as a Form 10-12(b). Please be sure to tag
        all future amendments to the Form 10 as amended Form 10-12(g) filings, or advise us
        why this would not be accurate.

4.   The Form 10 registration statement will become automatically effective 60 days from
        the date you filed it with the Commission. See Exchange Act Section 12(g)(1). Upon
        effectiveness, you will become subject to the reporting requirements of the Exchange
        Act. Because this is a voluntary filing, prior to the sixtieth day, you may withdraw
        the filing so that it does not become effective in a deficient form. You may contact us
        if you need to discuss this alternative.

5.   We note that your two officers and directors reside in Canada. It also appears that
        neither has any technical mining training nor any prior mining experience. If true,
        please disclose these facts clearly in your Business section.

6.   Ensure that your disclosure is accurate and provides proper context in light of the
        current status of your business. For example, it appears incorrect to suggest that you
        currently compete with anyone, despite your statement at page 3 under Competition
        that "The most important factors on which we compete are delivered price," etc.
        Similarly, disclosure in your MD&A section suggests that you do not have sufficient
        funds for the next twelve months, yet you refer at page 3 under "Mine Safety and
        Health" to "Nevada and other states in which we will operate…." Please revise
        generally to provide disclosure which relates to the company as it currently exists.

7.   We note that you are a Nevada corporation with your principal place of business in Toronto, Canada, and having as your sole material asset a lode mineral claim in Nevada. Please explain to us in necessary detail each of the following items:

- who prepared the registration statement;
- what basis or source(s) the preparer relied upon in drafting the registration statement;
- who created the business plan which is described;
- how Messrs. Dewingaerde and Neely first came to be affiliated with Rockford Minerals, Inc.; and
- whether Mr. Dewingaerde, Mr. Neely, or any person participating in the preparation of the registration statement has visited the subject property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

8.   As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the registration statement filed by the start-up company with the Commission. If true and with a view toward disclosure, confirm to us that neither Mr. Dewingaerde nor Mr. Neely agreed to purchase Rockford shares or serve as an officer or director of Rockford at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

9.   Explain how and when Messrs. Dewingaerde and Neely, residents of Scarborough, Ontario Canada, developed an interest in owning and managing a mining enterprise which plans to operate in Nevada.

10.   If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the registration statement as initially filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

- Messrs. Dewingaerde and Neely;
- The legal counsel that aided in the preparation of the registration statement, if any (and identify for us such counsel);
- Any geologist or engineer involved with the Rockford Lode Claim;
- Webb & Company, P.A.;

- Those responsible for Messrs. Dewingaerde's and Neely's connection with Rockford; and
- Any others who participated in the preparation of the disclosure contained in the registration statement.

11.   If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

Business, page 2

12.   Please provide an enhanced description of your business that complies with Item 101 of Regulation S-K. For example, please discuss the following:

- The general development of your business;
- When you acquired your mineral claim;
- How much you have spent in exploring your mineral claim;
- The progress of your exploration plan;
- The additional funding needed to complete your exploration plan; and
- Other narrative information about your current business or the business that you intend to conduct that would be relevant to an investor.

Please note that this list is not intended to be exhaustive.

Selected Financial Data, page 11

13.   We expect you may need to revise the column heading to indicate you are presenting balance sheet data as of July 31, 2010 rather than as of July 31, 2009, consistent with your financial statements.

Management's Discussion and Analysis, page 11

14.   Please provide all of the information required by Item 303 of Regulation S-K, including information about liquidity, capital resources, and off-balance sheet arrangements.

Expenses – Fiscal 2009 compared to fiscal 2008, page 11

15.   We note your disclosure in which you state you incurred interest expense in fiscal year 2009 compared to no interest in 2008. Please disclose the origin of the interest expense and discuss the underlying reasons for the decrease in general administrative

expenses in fiscal year 2009 in comparison to fiscal year 2008 separate from your discussion of interest expense for those periods.

Security Ownership of Certain Beneficial Owners, page 15

16. Please place the footnotes to the beneficial ownership table below this table as opposed to their current placement below the list of your officers and directors. Also clarify to what text or tabular entries the footnote numbers refer.

Directors and Executive Officers, page 15

17. Please revise to provide a description of the business conducted by Entro Communications and Forge Media & Design.

18. We note your statement in your risk factors section that "[o]ur officers and directors have outside business activities and will only be devoting a limited amount of their time to our operations." Quantify the number of hours per week that each individual has been devoting and is expected to devote to your business.

19. Please identify the other business activities and any positions currently held by your officers and directors, and ensure that you have provided complete sketches for the most recent five years, eliminating all gaps or ambiguities as to time.

Certain Relationships and Related Transactions, page 16

20. We note your statement that this Item is not applicable. However, it appears that you may have engaged in transactions with related persons in which the amount involved exceeds one percent of the average of your total assets at year end for the last two completed fiscal years. In this regard, we note that a related party loaned the company $6,500 for the year ended October 31, 2009. Please provide the disclosure required by Item 404(d) to the extent applicable.

Market Price of and Dividends on the Registrant's Common Equity, page 16

21. Please provide all of the information required by Item 201, including, but not limited to, the information required by Item 201(a) and 201(b).

Note 1 – Summary of Significant Accounting Policies and Organization, page 24

(D) Property and Equipment, Mining Properties (Exploration and Development Costs), page 24

22. We note your accounting policy disclosure in which you state that you expense the costs of acquiring mining properties. Please note that current accounting guidance

supports the initial capitalization of a property acquisition cost as a tangible asset; however, this asset must be evaluated for impairment in accordance with FASB ASC 930-360-35. Please revise your policy disclosure and accounting as necessary to be consistent with this accounting guidance.

23. Please refrain from using the term "development" when describing costs incurred prior to the establishment of proven or probable reserves as this term is generally used to describe activities of mining companies that have progressed beyond the exploration stage – to the development stage as defined in Industry Guide 7.

Note 6. Subsequent Events, page 29

24. Disclose when and to whom the issuance of 1,000,000 shares took place.

Exhibits, page 40

25. Please note the certifications required by Rule 13a-14(a) and (b) or Rule 15d-14(a) and (b) of the Exchange Act are required in periodic reports but not your 1934 Act registration statement. You may refer to the Exhibit table at Item 601 of Regulation S-K for additional guidance.

Engineering Comments

Risk Factors, page 5

26. Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

Rockford Lode Claim, page 12

27. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Property Mineralization, page 14

28.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer at (202) 551-3718 with questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579, or in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director